SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May 2007

RadView Software Ltd.

(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Radview Closes a Private Placement with Gross Proceeds of Approximately $1,400,000

Radview has entered into and closed a definitive agreement for the sale of 23,471,980 ordinary shares in a private offering to various investors in Israel led by Meitav Underwriting Ltd., for gross proceeds of approximately $1,400,000.

The investors will receive units each consisting of 10 ordinary shares and 7 warrants, at a purchase price of $0.60 per unit. The warrants to purchase up to 16,430,386 ordinary shares are exercisable each into one ordinary share at $0.06 per share.  The warrants are exercisable for five years from the warrants issuance date.

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act.  RadView agreed to use its best efforts to register all the private placement related shares (both those purchased and those issuable upon exercise of the warrants) for resale under the Act. The Company intends to use the net proceeds of the financing for working capital.

This private placement is in addition to the private placement previously announced by the Company on March 29, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)

By:	/s/ Limor Stoller
Name: Limor Stoller
Vice President of Finance

Dated: May 14, 2007

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